UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Water Works Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

 030420103

(CUSIP Number)

     RWE Aktiengesellschaft
Opernplatz 1
D-45128 Essen, Germany
011 49 201 12 00

with a copy to:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
1 212 474 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No.030420103

(1)	Names of reporting person: RWE Aktiengesellschaft I.R.S. Identification Nos. of above persons (entities only): N/A

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Place of incorporation: Federal Republic of Germany

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 0

(6) Shared Voting Power:

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power:

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 0

(14)	Type of Reporting Person: CO

CUSIP No. 030420103

(1)	Names of reporting person: RWE Aqua Holdings GmbH (1) I.R.S. Identification Nos. of above persons (entities only): N/A

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: Federal Republic of Germany

Number of shares beneficially owned by each reporting person with:
(5) Sole Voting Power:

(6) Shared Voting Power: 0

(7) Sole Dispositive Power:

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 0%

(12)	Type of Reporting Person: HC

(1) RWE Aqua Holdings GmbH is a direct wholly-owned subsidiary of RWE Aktiengesellschaft.

Item 1(a).	Name of Issuer:

American Water Works Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of American Water Works Company, Inc. are located at 1025 Laurel Oak Road, Voorhees, New Jersey 08043.

Item 2(a).	Name of Person Filing:

RWE Aktiengesellschaft

RWE Aqua Holdings GmbH

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of RWE Aktiengesellschaft is Opernplatz 1, D-45128 Essen, Germany.

The address of the principal business office of RWE Aqua Holdings GmbH is Opernplatz 1, D-45128 Essen, Germany.

Item 2(c).	Citizenship:

RWE Aktiengesellschaft is a corporation organized under the laws of the Federal Republic of Germany.

RWE Aqua Holdings GmbH is a limited liability company organized under the laws of the Federal Republic of Germany.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

030420103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

A.	RWE Aktiengesellschaft
(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares to which the person has:
(i) Sole Voting Power: 0

(ii) Shared Voting Power:

(iii) Sole Dispositive Power: 0

(iv) Shared Dispositive Power:

B.	RWE Aqua Holdings GmbH
(a)	Amount beneficially owned:

(b)	Percent of class: 0%

(c)	Number of shares to which the person has:
(i) Sole Voting Power:

(ii) Shared Voting Power: 0

(iii) Sole Dispositive Power:

(iv) Shared Dispositive Power: 0

Item 5.	Ownership of Five Percent or Less of a Class.

NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

RWE Aqua Holdings GmbH

Item 8.	Identification and Classification of Members of the Group.

NA

Item 9.	Notice of Dissolution of Group.

NA

Item 10.	Certification.

NA

* Jens Gemmecke and Christian Ring are signing on behalf of RWE Aktiengesellschaft pursuant to a power of attorney previously filed with the Securities and Exchange Commission on April 22, 2008 as Exhibit 24.2 to Form 3, and hereby incorporated by reference herein.

** Jens Gemmecke and Christian Ring are signing on behalf of RWE Aqua Holdings GmbH pursuant to a power of attorney previously filed with the Securities and Exchange Commission on April 22, 2008 as Exhibit 24.1 to Form 3, and hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010
RWE Aktiengesellschaft

By:	/s/ Jens Gemmecke
Jens Gemmecke, by power of attorney*

By:	/s/ Christian Ring
Christian Ring, by power of attorney*

Date: February 5, 2010
RWE Aqua Holdings GmbH

By:	/s/ Jens Gemmecke
Jens Gemmecke, by power of attorney**

By:	/s/ Christian Ring
Christian Ring, by power of attorney**

Exhibit Index

Exhibit A       Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________
* Incorporated herein by reference to the Agreement of Joint Filing, dated as of February 13, 2009, which was previously filed with the Commission as Exhibit 1 to the Schedule 13G filed on February 13, 2009 (SEC File No. 005-84683) by RWE Aktiengesellschaft.